                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ------------------

                                SCHEDULE 14D-9
                               (Amendment No. 1)


         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                              ------------------


                          JOHNS MANVILLE CORPORATION
                           (Name of Subject Company)


                              ------------------


                           JOHNS MANVILLE CORPORATION
                      (Name of Person(s) Filing Statement)


                              ------------------


                    COMMON STOCK, PAR VALUE $0.01  PER SHARE
                         (Title of Class of Securities)


                              ------------------


                                  478129 10 9
                     (CUSIP Number of Class of Securities)


                              ------------------


                               Dion Persson, Esq.
                                Vice President,
                    Assistant General Counsel and Secretary
                           Johns Manville Corporation
                               717 17/th/ Street
                             Denver, Colorado 80202
                           Telephone: (303) 978-2000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)

                                With a Copy to:
                            Stephen F. Arcano, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY  10036-6522
                            Telephone: 212-735-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
================================================================================

     This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the "SEC") on December 29, 2000 related to the tender offer filed by J Acquisition Corporation ("Purchaser"), a Delaware corporation, and by Berkshire Hathaway Inc. ("Berkshire"), a Delaware corporation and Purchaser's parent corporation, to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Johns Manville Corporation, a Delaware corporation ("Johns Manville"), at $13.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated December 29, 2000, as amended by Amendment Nos. 1 and 2 to Schedule TO filed with the SEC on January 16, 2001 and January 29, 2001, respectively, and in the related Letter of Transmittal.

     The purpose of this Amendment is to reflect Purchaser and Berkshire's extension of the expiration date of the tender offer, as reflected in Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser and Berkshire on January 29, 2001, which is incorporated herein by reference in its entirety.

Item 8.  Additional Information.

     Pursuant to Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser and Berkshire on January 29, 2001, Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

          On January 29, 2001, Johns Manville, Purchaser and Berkshire announced that Purchaser and Berkshire extended their Offer until 5:00 p.m., New York City time, on February 14, 2001. A copy of the press release containing such announcement is filed as Exhibit (a)(9) to the Schedule TO and is incorporated herein by reference.

Item 9.   Exhibits.

       Item 9 is further amended by amending and restating footnote (1) appearing under the exhibit table of the Schedule 14D-9 as follows:

     (1) Filed as an exhibit to the Tender Offer Statement on Schedule TO, dated December 29, 2000, filed by Berkshire Hathaway Inc. and J Acquisition Corporation, as amended by Amendment No. 1 to Schedule TO filed by Berkshire Hathaway Inc. and J Acquisition Corporation on January 16, 2001 and Amendment No. 2 to Schedule TO filed by Berkshire Hathaway Inc. and J Acquisition Corporation on January 29, 2001 and incorporated herein by reference.

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      JOHNS MANVILLE CORPORATION


                                      By:   /s/ Dion Persson
                                         -------------------------------------
                                         Name:  Dion Persson
                                         Title: Vice President, Assistant
                                                General Counsel and Secretary


Dated:  January 29, 2001

                                       3